UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______ to ______
Commission file number 1-4879
DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES

(Full title of the plan)
Diebold Nixdorf, Incorporated, 5995 Mayfair Road PO Box 3077, North Canton, Ohio 44720-8077

(Name of issuer of the securities held by the plan and the address of its principal executive office)

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Annual Report Index
December 31, 2020 and 2019
The following unaudited financial statements and other information of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates are included herewith:
•Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019;
•Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020; and
•Notes to Financial Statements
The following supplemental schedule of Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates included in the Annual Report of the Plan on Form 5500 filed with the Department of Labor as of December 31, 2020 is included herewith:
•Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2020
All other supplemental schedules and notes for which provision is made in the applicable rules and regulations of the Department of Labor Regulations are not required under the related instructions or are inapplicable and, therefore, have been omitted.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Table of Contents

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Required Information

The Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the Plan) is subject to the requirements of the Employee Retirement Security Act of 1974 (ERISA). The following financial statements and schedule of the Plan have been prepared in accordance with the financial reporting requirements of ERISA under 29 CFR 2520.104-41. The financial statements and schedule are unaudited as the Plan has claimed a waiver of the annual examination and report of an independent qualified accountant under 29 CFR 2520.104-46.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Statements of Net Assets Available for Benefits
December 31, 2020 and 2019

	December 31,
	2020	2019
	(Unaudited)	(Unaudited)
Assets
Investments, at fair value	$1,008,642	$825,616
Fully benefit-responsive investment contracts, at contract value	443,522	398,702
Receivables
Notes receivable - participants	75,355	82,905
Contribution receivable - participants	2,069	1,638
Contribution receivable - employer	754	—
Total receivables	78,178	84,543
Net assets available for benefits	$1,530,342	$1,308,861

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2020

(Unaudited)
Additions
Interest and dividends	$36,077
Net appreciation of investments	94,277
Interest income, notes receivable - participants	5,047

Contributions
Participants	63,138
Employer	23,107
Total contributions	86,245
Total additions	221,646

Deductions
Benefits paid to participants	—
Administrative expenses	165
Other deductions	—
Total deductions	165
Net increase during the year	221,481

Net assets available for benefits
Beginning of year	1,308,861
End of year	$1,530,342

See accompanying notes to financial statements.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2020 and 2019

(1) Description of the Plan

The following brief description of the Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

Effective October 1, 2008, the Plan was established for the exclusive benefit of the employees of Diebold Nixdorf, Incorporated (the Employer, the Company or Diebold Nixdorf) who reside in Puerto Rico. The Plan is subject to certain provisions of the Employee Retirement Security Act of 1974 (ERISA).

(b) Contributions

The Plan allowed each participant to voluntarily contribute from one to 50 percent (in one percent increments) of pre-tax compensation but not in excess of the maximum amount permitted by the Puerto Rico Internal Revenue Code of 1994, as amended. The Employer match is set by the Employer's Board of Directors and is evaluated at least annually. Effective January 21, 2019, the Company match for the Plan was suspended. Effective January 6, 2020, the Company match for the Plan was reinstated at 50 cents per dollar of pre-tax compensation not in excess of six percent of the voluntary participant contribution.

(c) Participants' Accounts

Each participant directs his or her contributions, as well as any Employer matching contributions, into any of several investment funds within the Plan with a minimum investment in any fund of one percent. Participants' accounts are valued on a daily basis. The Plan utilizes cash equivalents to temporarily hold monies pending settlement for transactions initiated by a participant, contributions received not yet allocated, or the value of any distributions payable from the trust.

(d) Vesting

The Employer's contributions and earnings are vested in accordance with the following schedule: less than three years service, zero percent; three or more years of service, 100 percent.

(e) Distribution of Benefits

Upon termination of service with the Employer or a participating affiliate, a participant may elect to receive his or her total vested account balance in a lump sum payment, defer receipt until his or her retirement date, or make a direct rollover to a qualified plan if such total account balance exceeds $5,000. If the vested account balance does not exceed $5,000, the participant may elect to receive his or her total account balance in a lump sum payment or make a direct rollover to a qualified plan. If the account balance is greater than $1,000 and the participant does not elect one of the noted options, the Plan administrator (the Administrator) will pay the distribution in a direct rollover to the individual retirement annuity plan designated by the Administrator. If the account balance is $1,000 or less and the participant does not make a distribution election, the funds are distributed in the form of a cash lump sum. The Administrator or its designee shall make such determination on a periodic basis, at least annually. For any funds invested in the Diebold Nixdorf Company Stock Fund, the participant may make an election to receive cash or the Employer's common shares.

(f) Notes Receivable - Participants

Loan transactions are treated as transfers between the various funds and the Loan Fund. Under the terms of the Plan, active participants of the Plan may borrow against their total account balance except for their balance in the Retiree Medical Funding Account. The minimum amount of any loan is $1,000 and the maximum is $50,000 or 50 percent of a participant's current vested balance (in $100 increments), whichever is less. The loans are secured by the balance in the participant's account. Loan payments, which include principal and interest, are made through equal payroll deductions over the loan period of two to five years. The notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2020 and 2019

A loan is considered to default on the last day of the cure period, which is the last day of the calendar quarter next following the calendar quarter in which payment is not made, if all amounts due and owing under the terms of the loan are not paid in full by such date. Upon default, the outstanding balance of the loan together with unpaid, accrued interest is deemed a lien against the total account maintained on behalf of the participant and no contributions or distributions of any kind may be thereafter made during default. In the event a payment is not made when due, the maturity date of the loan shall accelerate and the outstanding principal amount of the loan, together with all accrued interest, is immediately due, and the Administrator deems the participant loan to be a taxable distribution.

(g) Withdrawals

A financial hardship provision is available, enabling a participant to withdraw an amount to cover an immediate financial need, if certain criteria are met.

(h) Expenses

All costs and expenses incident to the administration of the Plan are paid by the Administrator or, at the discretion of the Administrator, paid from the assets of the Plan, except for loan processing and administration fees associated with the Loan Fund, which are borne by the individual loan participants.

(i) Forfeited Accounts

Forfeited accounts are used to reduce future employer contributions or administrative expenses.

(j) Coronavirus Aid, Relief and Economic Security (CARES) Act

On March 11, 2020, the World Health Organization characterized the outbreak of the coronavirus (COVID-19) as a global pandemic and recommended actions for containment and mitigation.

On March 27, 2020, the Coronavirus Aid, Relief, and Economic Security (CARES) Act was enacted providing $2.2 trillion of economic stimulus relief to address the market conditions due to the outbreak of COVID-19. The CARES Act provides immediate and temporary relief for retirement plan sponsors and their participants with respect to employer contributions, distribution of benefits, withdrawals and participant loans. These provisions include, but are not limited to, penalty-free withdrawals of up to $100,000 or 100 percent of the participants vested balance before December 31, 2020 for qualifying reasons associated with the COVID-19 pandemic, increased limits for participant loans, deferrals of loan payments for up to one year, and temporarily waiving the required minimum distributions through 2020. The provisions of the CARES Act may be effective and utilized immediately, prior to amending the plan document. The Plan has adopted the CARES Act provisions.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements have been prepared on an accrual basis in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). The Administrator has evaluated subsequent events through the date the Plan financial statements are issued. There were no subsequent events that have occurred which would require adjustments to or disclosure in the Plan financial statements.

(b) Recently Adopted and Issued Accounting Guidance

In August 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework - Changes to the Disclosure Requirements for Fair Value Measurement, which is part of the FASB disclosure framework project to improve the effectiveness of disclosures in the notes to the financial statements. The amendments in the new guidance remove, modify and add certain disclosure requirements related to fair value measurements covered in Topic 820, Fair Value Measurement. The new standard is effective for fiscal years, and interim periods within those fiscal

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2020 and 2019

years, beginning after December 15, 2019. Early adoption is permitted for either the entire standard or only the requirements that modify or eliminate the disclosure requirements, with certain requirements applied prospectively, and all other requirements applied retrospectively to all periods presented. The adoption of the ASU did not have a material impact on the Plan financial statements.

(c) Investment Valuation and Investment Income

The Plan's investments are stated at fair value as of the last business day of the Plan year, except for a fully benefit-responsive investment contract (FBRIC) held by the Plan that is reported at contract value (see note 3). Shares of registered investment companies are valued at quoted market prices. The Plan holds cash and cash equivalents at year-end as a result of pending transactions, which are valued at the net asset value (NAV) of shares held by the Plan. The Plan's investment options include a collective investment trust of Diebold Nixdorf common shares in which the Company's defined contribution plans participate on a unit basis. Diebold Nixdorf common shares are traded on a national securities exchange and participation units in The Diebold Nixdorf Common Stock Fund are valued at the last reported sales price on the last business day of the Plan year. The valuation per share of Diebold Nixdorf Company common shares was $10.66 and $10.56 at December 31, 2020 and 2019, respectively. The valuation per unit of The Diebold Nixdorf Stock Fund was $3.82 and $3.75 at December 31, 2020 and 2019, respectively.

Investment contracts held by a defined contribution plan are required to be reported at fair value, except for a FBRIC held by the Plan that is reported at contract value (see note 3). Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to a FBRIC because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Realized and unrealized gains and losses derived from investment activities are allocated among the individual accounts in proportion to their respective balances immediately preceding the valuation date and included in net appreciation of investments. Realized gains and losses are calculated as the difference between the historical cost and the market value at either the end of the Plan year or when sold.

(d) Notes Receivable - Participants

Participant loans are classified as notes receivable - participants and are measured at their unpaid principal balance plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2020 and 2019.

Interest charged, which is based on the prime interest rate plus one percent as of the loan effective date, is determined by the Employer and had an interest rate ranging from 4.25 and 6.50 percent at December 31, 2020 and ranging from 4.50 and 6.50 percent at December 31, 2019.

(e) Benefit Payments

Benefits are recorded when paid. Also in the event a participant loan payment is not made when due, the Administrator deems the participant loan to be a taxable distribution. Consequently, the participant loan balance is reduced and a benefit payment is recorded.

(f) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets available for benefits and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in assets available for benefits during the reporting period. Actual results could differ from those estimates.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2020 and 2019

(g) Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(h) Subsequent Events

The plan has evaluated subsequent events through the date of issuance of the financial statements. There were no subsequent events which required recognition or disclosure in the financial statements.

(3) Investments

All investments as of December 31, 2020 and 2019 are participant-directed.

At December 31, 2020 and 2019, the Plan has an interest in a fully benefit-responsive group annuity contract as part of the Invesco Stable Value Retirement Trust (the Invesco Trust) option established and maintained by Invesco National Trust Company (the Invesco Trustee), a national trust bank organized and existing under the laws of the United States.

The crediting rate of the contract resets every quarter based on the performance of the underlying investment portfolio. To the extent that the Invesco Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Invesco units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Investments in mutual funds and bond trusts are valued at the net asset value of each fund or trust determined as of the close of the New York Stock Exchange (generally 4 p.m., Eastern time) on the valuation date.

Certain events limit the ability of the Plan to transact with the issuer at contract value. These events include, but are not limited to, partial or complete legal termination of the Invesco Trust or a unit holder, tax disqualification of the Invesco Trust or unit holder, and certain Invesco Trust amendments if the issuer's consent is not obtained. As of December 31, 2020, the occurrence of an event outside the normal operation of the Invesco Trust that would cause a withdrawal from an investment contract is not considered to be probable.

In general, issuers may terminate the contract and settle at other than contract value if there is a change in the qualification status of participant, Employer or Plan, a breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

(4) Fair Value Measurements

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas level 3 generally requires significant management judgment. The three levels are defined as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2: Unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active or inputs, other than quoted prices in active markets, that are observable either directly or indirectly.

Level 3: Unobservable inputs for which there is little or no market data.

NAV: The fair value for these assets is determined based on the NAV as reported by the underlying investment managers. Investments that were measured at NAV per share are not classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the Plan's total investments at fair value.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2020 and 2019

Investments measured at fair value on a recurring basis are as follows at December 31, 2020 and 2019:

	Fair Value Measurements Using			Fair Value at
	Level 1	Level 2	NAV	2020
Mutual funds	$975,972	$—	$—	$975,972
Common/Collective Trusts	—	—	19,166	19,166
Common stock
Diebold Nixdorf Company Stock Fund	—	13,504	—	13,504
Total	$975,972	$13,504	$19,166	$1,008,642

	Fair Value Measurements Using			Fair Value at
	Level 1	Level 2	NAV	2019
Mutual funds	$790,814	$—	$—	$790,814
Common/Collective Trusts	—	—	18,302	18,302
Common stock
Diebold Nixdorf Company Stock Fund	—	16,500	—	16,500
Total	$790,814	$16,500	$18,302	$825,616

The classification of fair value measurements within the hierarchy is based upon the lowest level of input that is significant to the measurement. Valuation methodologies used for assets measured at fair value are as follows:

•Cash, cash equivalents and mutual funds are valued at the NAV of shares held by the Plan at year end as determined by the closing price reported on the active market on which the individual securities are traded.

•Stock fund is valued at the last reported share price of participation units held by the Plan at year end as determined by the closing price reported on the active market on which the individual securities are traded.

•Common collective trusts are measured using the NAV per share practical expedient and are valued at the NAV of units held by the Plan at year-end. The common collective trust fund represents the Plan's investment in a collective fund for qualified plans that approximates the risk and return of the S&P Midcap 400 Index. The NAV, as provided by the trustee of the common collective trust, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient would not be used when it is determined to be probable that the fund will sell the investment for an amount different that the reported NAV. Participant transactions (purchases and sales) may occur daily.

The methods described above may produce a fair value calculation that may not be indicative of the net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investments measured at fair value using the NAV per share practical expedient as follows:

	December 31, 2020	December 31, 2019	Unfunded Commitment	Redemption Frequency	Redemption Notice Period
Northern Trust S&P MCAP Tier 3	$19,166	$18,302	Not applicable	Daily	Trade Day +1

During December 31, 2020 and 2019, there were no transfers between levels or changes in the methodologies used for assets measured at fair value.

(5) Tax Status

The Department of the Treasury of Puerto Rico has determined and informed the Employer by a letter dated March 17, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Puerto Rico Internal Revenue Code of 1994, as amended (the Code). Subsequent to this determination, the Plan was amended. The Plan

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Notes to Financial Statements (UNAUDITED)
December 31, 2020 and 2019

Administrator believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan Administrator will take steps to ensure that the Plan's operations remain in compliance with the Code, including taking appropriate action, when necessary, to bring the Plan's operations into compliance.

On January 1, 2011, Puerto Rico adopted a new tax code called the "Internal Revenue Code of a New Puerto Rico." This new Puerto Rico Code introduces numerous changes that affect employee benefits such as the Plan. The Company is working with Puerto Rico counsel to adopt all necessary provisions and filed a request in July 2014 with the Puerto Rico Treasury Department (Hacienda) as required. Due to the substantial backlog relating to request, the determination status of the Plan is pending.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon a tax examination. The Plan is subject to audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6) Plan Termination

Although it has not expressed any intent to do so, the Employer reserves the right at any time, by action of its Board of Directors, to terminate the Plan or discontinue contributions thereto. In the event of Plan termination, participants would become 100 percent vested in their Employer contributions.

(7) Party-In-Interest Transactions

The Pending Settlement Fund is designed to temporarily hold monies pending settlement for transactions initiated by the participant. The Merrill Lynch Bank Deposit Program is designed to temporarily hold monies related to contributions received not yet allocated or the value of any distributions payable from the trust. The Diebold Nixdorf Company Stock Fund is designed primarily for investment in common shares of the Company.

DIEBOLD, INCORPORATED 401(K) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2020
EIN: 34-0183970
PLAN NUMBER: 015

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Shares/Units	Cost	Current Value
	American Balanced Fund	Registered Investment Company	42	**	$1,276
	Federated International Fund	Registered Investment Company	300	**	12,344
	Invesco Diversified Fund	Registered Investment Company	5,190	**	103,602
	Janus Triton Fund	Registered Investment Company	51	**	1,962
	John Hancock Disciplined Fund	Registered Investment Company	277	**	6,454
	Loomis Sayles Bond Fund	Registered Investment Company	8,737	**	118,651
	Loomis Sayles Small Cap Value Fund	Registered Investment Company	243	**	6,402
	Oppenheimer Developing Markets Fund	Registered Investment Company	177	**	9,437
	T Rowe Price Blue Chip Growth Fund	Registered Investment Company	260	**	42,975
	Vanguard Institutional Index	Registered Investment Company	1,172	**	388,450
	Vanguard PRIMECAP Fund	Registered Investment Company	55	**	8,391
	Vanguard Institutional Target Retirement 2015 Fund	Registered Investment Company	28	**	684
	Vanguard Institutional Target Retirement 2020 Fund	Registered Investment Company	37	**	967
	Vanguard Institutional Target Retirement 2025 Fund	Registered Investment Company	24	**	649
	Vanguard Institutional Target Retirement 2030 Fund	Registered Investment Company	2,301	**	64,720
	Vanguard Institutional Target Retirement 2035 Fund	Registered Investment Company	696	**	19,993
	Vanguard Institutional Target Retirement 2040 Fund	Registered Investment Company	1,291	**	37,877
	Vanguard Institutional Target Retirement 2045 Fund	Registered Investment Company	4,272	**	127,685
	Vanguard Institutional Target Retirement 2050 Fund	Registered Investment Company	22	**	648
	Vanguard Institutional Target Retirement 2055 Fund	Registered Investment Company	167	**	5,015
	Vanguard Institutional Target Retirement 2060 Fund	Registered Investment Company	25	**	749
	Vanguard Institutional Target Retirement 2065 Fund	Registered Investment Company	29	**	793
	Vanguard Institutional Target Retirement Income Fund	Registered Investment Company	27	**	661
	Vanguard Total Bond Market Index Fund	Registered Investment Company	1,341	**	15,587
	Invesco Stable Value Retirement Trust	Common / Collective Trust	443,522	**	443,522
	Northern Trust S&P MCAP Tier 3	Common / Collective Trust	77	**	19,166
*	Diebold Nixdorf Company Stock Fund	Company Stock Fund	3,533	**	13,504
*	Participant Loans	2 – 5 years; 4.50% to 6.25%	—	—	75,355
					$1,527,519

*    Party-in-interest
**    Information not required pursuant to instructions to Form 5500 for participant-directed funds

Signatures

Diebold, Incorporated 401(k) Savings Plan for Puerto Rico Associates. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of Diebold Nixdorf, Incorporated, the Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DIEBOLD, INCORPORATED 401(k) SAVINGS PLAN FOR PUERTO RICO ASSOCIATES

Date: June 29, 2021	By: /s/ Jeffrey Rutherford
Jeffrey Rutherford
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)